BY EDGAR

August 8, 2006 Sara D. Kalin Branch Chief – Legal Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Mayer, Brown, Rowe & Maw LLP
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New York, New York 10019-5820

Main Tel (212) 506-2500
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A. David Hakim
Direct Tel (212) 506-2697
Direct Fax (212) 849-5697
dhakim@mayerbrownrowe.com

Re:
CEF Equipment Holding, LLC.
Registration Statement (File No. 333-132242)
Dear Ms. Kalin,
Further to your request, we have attached a copy of Amendment No. 1 to the above-referenced registration statement that shows the  Tags that were inserted in that filing.
If you have specific questions you would like to discuss, please do not hesitate to contact me at (212) 506-2697.
Very truly yours,
/s/  A. David Hakim
David Hakim
Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles New York Palo Alto Paris Washington, D.C.
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